1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

CLAY DOUGLAS
clay.douglas@dechert.com
+1 202 261 3326 Direct

March 19, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Lisa N. Larkin
100 F Street NE
Washington, D.C. 20549

> **RE:**   Barings BDC, Inc. — Preliminary Proxy Statement on Schedule 14A filed on
> February 23, 2024 (File No. 814-00733)

Dear Ms. Larkin:

On behalf of Barings BDC, Inc. (the "Company"), set forth below are the Company's responses to the oral comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company on February 28, 2024 with respect to the Company's Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement"), filed with the Commission on February 23, 2024. The Staff's comments are set forth below and are followed by the Company's responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the "Definitive Proxy Statement"). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1. **Comment**: **The Staff notes that the "form of" proxy card filed with the Preliminary Proxy Statement does not include a Control Number. Please confirm that the Control Number for each stockholder will be included on the proxy card delivered to such stockholder.**

   Response: The Company confirms that any proxy cards delivered to individual stockholders with the Definitive Proxy Statement will include the relevant stockholder-specific Control Number.

2. **Comment**: **The Staff refers to the biographical paragraph for Jill Olmstead on pages 11-12 of the Preliminary Proxy Statement and the sentence that notes "The Board benefits from [Ms. Olmstead's] experience with C-suite executives…". Please revise the disclosure to include a plain English definition of "C-suite executives" in the biographical paragraph.**

   Response: The Company has revised the above-referenced disclosure in the Definitive Proxy Statement in response to the Staff's comment.

Dechert
LLP

* * *

   If you have any questions, please feel free to contact the undersigned by telephone 202.261.3326 (or by email at clay.douglas@dechert.com), Harry Pangas at 202.261.3466 (or by email at harry.pangas@dechert.com) or Richard Horowitz at 212.698.3525 (or by email at richard.horowitz@dechert.com).

         Sincerely,

         /s/ Clay Douglas
         Clay Douglas

cc: Eric Lloyd, Barings BDC, Inc.
   Elizabeth Murray, Barings BDC, Inc.
   Ashlee Steinnerd, Barings BDC, Inc.
   Harry Pangas, Dechert LLP
   Richard Horowitz, Dechert LLP